							Exhibit 12.2

PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2011		2010		2009		2008		2007
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$282,237		$26,217		$226,896		$223,618		$265,308
AFUDC - equity	(32,430)		(12,677)		(4,177)		(2,627)		(1,351)
AFUDC - debt	(29,949)		(14,157)		(9,215)		(8,610)		(12,614)
Total	$219,858		$(617)		$213,504		$212,381		$251,342
Fixed charges:
Interest expense	$231,416		$235,011		$211,742		$203,402		$219,120
Other interest	32,430		12,677		4,177		2,627		1,351
Portion of rentals representative of the interest factor	8,767		5,391		10,212		11,775		9,199
Total	$272,613		$253,079		$226,131		$217,804		$229,670
Earnings available for combined fixed charges	$492,471		$252,462		$439,635		$430,185		$481,012

Ratio of Earnings to Fixed Charges	1.81	x	1.00	x	1.94	x	1.98	x	2.09	x